Exhibit 21.1

Protection One, Inc.
Exhibit 21.1 – SUBSIDIARIES
December 31, 2006

Entity	Jurisdiction

Protection One Alarm Monitoring, Inc.	Delaware
Network Multifamily Security Corporation	Delaware
Security Monitoring Services, Inc. (d/b/a, CMS)	Florida